BRIAN R. CABLE

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503.306.5345

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brc@dunn-carney.com

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Suite 1500
851 S.W. Sixth Avenue
Portland, Oregon
97204-1357

Phone 503.224.6440
Fax 503.224.7324

INTERNET
www.dunncarney.com

January 30, 2008

Securities and Exchange Commission
Attn:  Jennifer Hardy, Branch Chief
100 F Street, NE
Washington, DC 20549

Re:	Microfield Group, Inc.
Preliminary Information Statement on Schedule 14C
Our File No. MIC18-15

Dear Ms. Hardy:

This letter responds to the Securities and Exchange Commission’s letter dated January 4, 2008 (“SEC Letter”) issued in connection with the Preliminary Information Statement on Schedule 14C filed by Microfield Group, Inc. (the “Company”) on December 19, 2007.  As you will notice, the revised filing is a Preliminary Proxy Statement on Schedule 14A.  This change is due to the inability of shareholders to attend the special meeting of shareholders in person and their request to be able to vote by proxy.  The following responses correspond to the numbered comments contained in the SEC Letter:

1.
We have revised the Schedule 14A to include pro forma financial information of the Company for 2006 and the first three quarters of 2007 to show the impact of the sale of Christenson Electric, Inc. (“CEI”).  Additionally, it should be noted, that because the Company reports the financial results of each of its subsidiaries separately in its public filings, investors have access to detailed financial information of both CEI and EnergyConnect, Inc. (“EnergyConnect”) from the last several years.

2.
Due to logistical issues, the Company and CEI Acquisition, LLC (“CEI Acquisition”) have amended the Acquisition Agreement to remove the Voting Agreement provision.  The First Amendment to Acquisition Agreement is attached as an exhibit to the Schedule 14A.  The revised filing in response to the SEC Letter is now a Schedule 14A filing as proxies are now being solicited.

3.	See response number 2 above.

4.	We have revised the Schedule 14A to include a prominent “Interest of Certain Person in Matters to be Acted On” section.

5.
As further detailed in the revised Schedule 14A, Mr. Walter currently serves as President of the Company and will resign simultaneously with the closing of the transaction.  Mr. Walter will not have any further involvement with the Company except for shared office space and supplies for a limited period of time following the closing.

INDEPENDENT MEMBER OF MERITAS
WITH AFFILIATED OFFICES IN MORE THAN 250 CITIES AND 60 FOREIGN COUNTRIES

Securities and Exchange Commission
January 30, 2008

6.	We have revised the Schedule 14A to state that there are no federal or state regulatory approvals required in connection with this transaction.

7.	We have revised the Schedule 14A to state that the aggregate cost of the transaction to the Company is approximately $250,000.

8.	We have revised the Schedule 14A to include sections which discuss the accounting and tax treatment of the transaction.

10.	We have revised the Schedule 14A in response to this comment.

11.	We have revised the Schedule 14A in response to this comment.

12.
The Company was not considering selling EnergyConnect.  As further discussed in the revised Schedule 14A, the Company began considering the sale of CEI in order to fund the further growth and operations of EnergyConnect.

13.	We have provided to you the Roth Report under separate cover.

14.	We have provided to you the projections provided to Roth under separate cover.

15.	We have revised the Schedule 14A in response to this comment.

16.	We have revised the Schedule 14A in response to this comment.

17.	We have revised the Schedule 14A in response to this comment.

18.	We have revised the Schedule 14A in response to this comment.

19.	We have revised the Schedule 14A in response to this comment.

20.	Reference to the 1995 Act has been removed from this section.

If you have any further questions or comments, please do not hesitate to contact me at (503) 306-5345.

Very truly yours,

/s/ Brian R. Cable
Brian R. Cable

BRC:skc
Enclosure